As filed with the Securities and Exchange Commission on November 20, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Western Asset High Income Opportunity Fund Inc.

(Name of Subject Company (issuer))

Western Asset High Income Opportunity Fund Inc.

(Name of Filing Person (offeror))

Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

95766K109

(CUSIP Number of Class of Securities)

GEORGE P. HOYT

SECRETARY

WESTERN ASSET HIGH INCOME OPPORTUNITY FUND INC.

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C. 20001

(202) 636-5500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$166,106,627(a)	$18,123(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for Shares in the offer.
(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$18,123	Filing Party:	Western Asset High Income Opportunity Fund Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 19, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) initially filed by Western Asset High Income Opportunity Fund Inc., a Maryland corporation (the “Fund”), on October 19, 2020, relating to the Fund’s offer to purchase for cash up to 25% of its issued and outstanding shares of common stock, par value $0.001 per share, at a price per share equal to 99.5% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on November 17, 2020 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase, dated October 19, 2020 and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement filed on October 19, 2020.

Filed herewith as Exhibits (a)(5)(ii) and (a)(5)(iii) and incorporated by reference are copies of the press releases issued by the Fund dated November 17, 2020 and November 19, 2020, announcing the preliminary and final results of its Offer.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., New York time, on November 16, 2020.

2. 60,615,942.15 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, the Fund purchased a pro rata portion of Shares tendered by each stockholder.

3. The Shares were repurchased at a price of $5.37, 99.5% of the Fund’s net asset value per Share as of 4:00 P.M., New York City Time, on November 17, 2020.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(5)(ii)	Press release issued on November 17, 2020

(a)(5)(iii)	Press release issued on November 19, 2020

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET HIGH INCOME OPPORTUNITY FUND INC.

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Chairman, President and Chief Executive Officer

Dated: November 20, 2020

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 19, 2020.(1)

(a)(1)(ii)	Form of Letter of Transmittal.(1)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(v)	Form of Letter to Stockholders.(1)

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release issued on August 14, 2020.(1)

(a)(5)(ii)	Press Release issued on November 17, 2020 (filed herewith).

(a)(5)(iii)	Press Release issued on November 19, 2020 (filed herewith).

(b)	None.

(d)	Standstill Agreement dated as of June 22, 2020 by and among Saba Capital Management, L.P., Western Asset High Income Opportunity Fund Inc., Legg Mason Partners Fund Advisor, LLC and Western Asset Management Company, LLC incorporated by reference to Exhibit 3 to Schedule 13D/A of the Fund filed with the Securities and Exchange Commission on June 23, 2020.

(e)	None.

(g)	None.

(h)	None.

(1)	Previously filed on Schedule TO-C via EDGAR on October 19, 2020.

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